UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 7, 2011

President
Comisión Nacional de Valores
Dr. Alejandro Vanoli

Dear Mr. Vanoli:

In addition to the information disclosed in our press release dated March 4, 2011, and as requested by the Argentine Securities Commission (Comisión Nacional de Valores), Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) hereby clarifies that its acquisition of the shares of EMDERSA S.A., and its subsidiaries, and of AESEBA S.A., which was disclosed to the public on the above-mentioned date, is subject to the approval of the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia) and the Argentine Electricity Regulation Agency (Ente Nacional Regulador de la Electricidad).  Edenor has properly requested such authorizations, which are pending as of the date hereof.

Sincerely,

María Belén Gabutti

EDENOR S.A.

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avda. del Libertador 6363– Piso 12 – Buenos Aires, C1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: April 8, 2011